Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ending September 30,
In Millions	2004	2003
Fixed Charges:
Interest expense	$267	$279
Interest capitalized	8	8
One-third of rents*	81	65

Total Fixed Charges	$356	$352

Earnings:
Income before income taxes and minority interests	$3,122	$2,639
Fixed charges per above	356	352
Less: interest capitalized	(8)	(8)

	348	344

Amortization of interest capitalized	5	3

Total Earnings	$3,475	$2,986

Ratio of Earnings to Fixed Charges	9.76	8.48

*	Reasonable approximation of the interest factor.